Exhibit 99.1

IMMEDIATE	20 July 2006

Royal & SunAlliance Board Changes

Royal & Sun Alliance Insurance Group plc announces that David Paige, Group Risk Director will be stepping down from the Group Board and leaving the Group at the end of the year.

David has played a key role in establishing a strong Group Risk function and has contributed fully to the transformation of the Group. With a strong risk platform in place and the Group’s focus on technical excellence in underwriting and claims, the Group Risk function will be split between insurance and non insurance risk.

In line with this approach a new Group Underwriting and Claims Director will be appointed to the Group Executive Committee with specific responsibility for insurance risk. Responsibility for the non insurance risks including compliance will be assumed by Neil Macmillan, Group Chief Auditor. David will remain Group Risk Director until the end of the year to ensure a smooth handover.

Andy Haste, Royal & SunAlliance Group CEO commented, “I would like to thank David for the dedication he’s brought to strengthening the Group Risk function and for his commitment to see through the transition to the new structure.”

--ENDS--

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Issued by Royal & Sun Alliance Insurance Group plc  9th Floor  One Plantation Place  30 Fenchurch Street  London EC3M 3BD
Telephone +44 (0)20 7111 7136  Facsimile +44 (0)20 7111 7451